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                            August 5, 2020

       Peter J. Johnson
       President & CEO
       Eagle Bancorp Montana, Inc.
       1400 Prospect Avenue
       Helena, MT 59601

                                                        Re: Eagle Bancorp
Montana, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 31, 2020
                                                            File No. 333-240218

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance